SUPPLEMENT Dated December 17, 2013
To the Current Prospectus For:

ING GoldenSelect Access One

Issued by ING USA Annuity and Life Insurance Company
Through Its Separate Account B

And

ING GoldenSelect DVA Plus (NY)

Issued by ReliaStar Life Insurance Company of New York
Through Its Separate Account NY-B

This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.

IMPORTANT INFORMATION REGARDING UPCOMING INVESTMENT PORTFOLIO CHANGES

Please note: The following information only affects you if you currently invest in or plan to invest in a subaccount that corresponds to the investment portfolios referenced below.

CHANGES TO THE ING PIMCO HIGH YIELD PORTFOLIO

Effective on or about the close of business on February 4, 2014:

The **ING PIMCO High Yield Portfolio** will:
- Change its name to ING High Yield Portfolio;
- Change its investment subadviser to ING Investment Management Co. LLC; and
- Change its investment objective to "Seeks to provide investors with a high level of current income and total return."

As of the date noted above, all references in the prospectus are updated accordingly.

REORGANIZATIONS OF INVESTMENT PORTFOLIOS

The Board of Trustees of ING Investors Trust has approved separate proposals to reorganize the following "Merging Portfolios" with and into the following "Surviving Portfolios." The proposed reorganizations are subject to approval by the shareholders of each Merging Portfolio. If shareholder approval is obtained, it is expected each reorganization will be **effective on or about the close of business on the Merger Date shown below.**

Merging Portfolios	Surviving Portfolios	Merger Date
ING American Funds International Portfolio	ING International Index Portfolio (Class ADV)	March 14, 2014
ING PIMCO Total Return Bond Portfolio (Class S)	ING Intermediate Bond Portfolio (Class S)	March 21, 2014

Prior to the reorganization, the ING PIMCO Total Return Bond Portfolio will be renamed the ING Total Return Bond Portfolio and change its investment subadviser to ING Investment Management Co. LLC effective on or about the close of business on February 4, 2014.

On the effective reorganization dates noted above, a shareholder of each given Merging Portfolio will become a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the corresponding Surviving Portfolio having equal aggregate value as shares of the Merging Portfolio, and the Merging Portfolio will no longer be available under the contract.

Prior to the reorganizations, you may reallocate your contract value in each Merging Portfolio to another investment portfolio or fixed option currently available under the contract. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the contract. Contract value remaining in each Merging Portfolio on the reorganization date will be placed in the corresponding Surviving Portfolio. Unless you provide us with alternative allocation instructions, after the reorganization date all future allocations directed to a given Merging Portfolio will be automatically allocated to the corresponding Surviving Portfolio. You may provide alternative instructions by calling our Customer Service Center.

As of the dates noted above, all references in the prospectus to the Merging Portfolios are deleted. For more information please refer to your prospectus or call our Customer Service Center.

ADDITIONAL INVESTMENT PORTFOLIO CHANGES

Effective on or about the close of business on February 7, 2014, the **ING International Index Portfolio (Class S)** will be closed to new investments including any transfers from other investment options and the **ING International Index Portfolio (Class ADV)** will become available for investment under your contract.

Unless you provide us with alternative allocation instructions, any future allocation directed to the closed share class will be allocated pro rata among the other available funds you have selected in your allocation instructions, if any. You may provide alternative instructions by contacting our Customer Service Center. All references in the prospectus to information regarding the above investment portfolio are changed accordingly.

SUPPLEMENT Dated December 17, 2013
To the Current Prospectus For:

ING GoldenSelect Granite PrimElite
ING PrimElite

Issued by ING USA Annuity and Life Insurance Company
Through Its Separate Account B and Its Separate Account EQ

And

ING GoldenSelect Empire PrimElite

Issued by ReliaStar Life Insurance Company of New York
Through Its Separate Account NY-B

This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.

IMPORTANT INFORMATION REGARDING UPCOMING INVESTMENT PORTFOLIO CHANGES

Please note: The following information only affects you if you currently invest in or plan to invest in a subaccount that corresponds to the investment portfolios referenced below.

REORGANIZATION OF AN INVESTMENT PORTFOLIO

The Board of Trustees of ING Investors Trust has approved a proposal to reorganize the **ING American Funds International Portfolio** (the "Merging Portfolio") with and into the **ING International Index Portfolio (Class ADV)** (the "Surviving Portfolio"). The proposed reorganization is subject to approval by the shareholders of the Merging Portfolio. If shareholder approval is obtained, it is expected the reorganization will be **effective on or about the close of business on March 14, 2014**.

On the effective reorganization date noted above, a shareholder of the Merging Portfolio will become a shareholder of the Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Merging Portfolio, and the Merging Portfolio will no longer be available under the contract.

Prior to the reorganization, you may reallocate your contract value in the Merging Portfolio to another investment portfolio or fixed option currently available under the contract. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the contract. Contract value remaining in the Merging Portfolio on the reorganization date will be placed in the Surviving Portfolio. Unless you provide us with alternative allocation instructions, after the reorganization date all future allocations directed to the Merging Portfolio will be automatically allocated to the Surviving Portfolio. You may provide alternative instructions by calling our Customer Service Center.

As of the date noted above, all references in the prospectus to the Merging Portfolio are deleted. For more information please refer to your prospectus or call our Customer Service Center.

ADDITIONAL INVESTMENT PORTFOLIO CHANGES

Effective on or about the close of business on February 7, 2014, the **ING International Index Portfolio (Class S)** will be closed to new investments including any transfers from other investment options and the **ING International Index Portfolio (Class ADV)** will become available for investment under your contract.

Unless you provide us with alternative allocation instructions, any future allocation directed to the closed share class will be allocated pro rata among the other available funds you have selected in your allocation instructions, if any. You may provide alternative instructions by contacting our Customer Service Center. All references in the prospectus to information regarding the above investment portfolio are changed accordingly.